Exhibit 99.1

Kitov Reports successful results for additional
KIT-302 pharmacokinetic bioequivalence study

KIT-302 Successfully Meets U.S. Food and Drug Administration Bioequivalence Standards for 2.5 mg Amlodipine Dose

Tel Aviv, Israel, September 27, 2016 - Kitov Pharmaceuticals Holdings Ltd. (NASDAQ/TASE: KTOV), an innovative biopharmaceutical company focused on late stage drug development, announced today that its lead drug candidate KIT-302 has successfully completed an additional pharmacokinetic (PK) bioequivalence (BE) study and once more successfully met the U.S. Food and Drug Administration’s (FDA) standards for establishing bioequivalence to the reference drugs. The current study evaluated a lower dosage (2.5 mg) of amlodipine than in Kitov’s previous PK bioequivalence study for the KIT-302 product containing 10 mg of amlodipine, the results of which were announced by Kitov on May 10, 2016.

“We are pleased with the results of our additional pharmacokinetic BE study, which brings us closer towards submitting our New Drug Application to the FDA for KIT-302 as planned,” stated Dr. J. Paul Waymack, Chairman of Kitov's Board and Chief Medical Officer.

The study compared the PK of Kitov’s combination drug KIT-302 in a fixed dose combination consisting of 200 mg of celecoxib, indicated for osteoarthritis pain, and 2.5 mg of amlodipine, indicated for high blood pressure, to off-the-shelf branded 200 mg celecoxib capsules and 2.5 mg amlodipine tablets. These evaluations were conducted under both fed and fasted conditions. The results demonstrated that for both the Cmax (the maximum blood level achieved) and Area Under the Curve (the area under the concentration time curve for drug levels), the 90% confidence intervals for both the amlodipine and celecoxib components of KIT-302 were documented to be between 80% and 125% of the values obtained with the off-the-shelf drugs. With these study results, Kitov has again met the FDA standard for demonstrating BE under both fed and fasted conditions.

About KIT-302

KIT-302 is intended to treat pain caused by osteoarthritis (OA), as well as simultaneously treat hypertension, which is a common side effect of certain stand-alone drugs that treat osteoarthritis pain, as well as a common concomitant preexisting condition. KIT-302 is comprised of two U.S. Food and Drug Administration (FDA) approved drugs, celecoxib (the active ingredient in Pfizer's Celebrex®), for the treatment of pain caused by osteoarthritis and amlodipine besylate (the active ingredient in Pfizer's Norvasc®), a drug designed to treat hypertension. Kitov expects to submit a New Drug Application for KIT-302, which successfully completed a pivotal Phase III trial, with the U.S. Food and Drug Administration within the coming months.

Celebrex® is a registered trademark of G.D. Searle LLC (a subsidiary of Pfizer Inc.). Norvasc® is a registered trademark of Pfizer Inc.

About Kitov Pharmaceuticals

Kitov Pharmaceuticals (NASDAQ/TASE: KTOV) is an innovative biopharmaceutical company focused on late-stage drug development. Leveraging deep regulatory and clinical-trial expertise, Kitov's veteran team of healthcare professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov's pipeline currently features two combination drugs intended to treat osteoarthritis pain and hypertension simultaneously, including one that achieved the primary efficacy endpoint for its Phase III clinical trial. By lowering development risk and cost through fast-track regulatory approval of novel late-stage therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people's lives. For more information on Kitov, the content of which is not part of this press release, please visit www.kitovpharma.com.

Forward-Looking Statements and Kitov’s Safe Harbor Statement

Certain statements in this press release are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Registration Statement on Form F-1 filed with the  U.S. Securities and Exchange Commission (the "SEC”) (file number 333-211477), in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC's website, http://www.sec.gov.

Contact:

Simcha Rock
Chief Financial Officer
+972-3-9333121 ext. #105
simcha@kitovpharma.com

Bob Yedid
Managing Director
LifeSci Advisors, LLC
+1-646-597-6989
bob@LifeSciAdvisors.com

SOURCE Kitov